FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (“Platinum Group”)

328 – 550 Burrard Street Vancouver BC, V6C 2B5

Telephone:   (604) 899-5450     Facsimile:   (604) 484-4710

ITEM 2.

DATE OF MATERIAL CHANGE    May 27, 2009

ITEM 3.

NEWS RELEASE

A news release was disseminated on May 27, 2009 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Ontario and Quebec Securities Commissions.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Platinum Group announced that it has filed a preliminary short-form prospectus in connection with a proposed overnight marketed offering of units to raise approximately C$35 million.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE Amex) (“Platinum Group” or the “Company”) is pleased to announce that it has filed a preliminary short-form prospectus in connection with a proposed overnight marketed offering of units (“Units”) to raise approximately C$35 million (the “Offering”), with each Unit consisting of one common share (a “Common Share”) in the capital of Platinum Group and one-half of one Common Share purchase warrant (a “Warrant”). The Offering will be conducted through a syndicate of underwriters (collectively, the "Underwriters").

The Company will grant the Underwriters an option, exercisable up until 30 days following closing of the offering, to purchase up to an additional 15% of Units at the issue price to cover over-allotments and for market stabilization purposes.

The Company intends to use a significant portion of the net proceeds to pay Anglo Platinum Limited (“Anglo Platinum”) certain amounts due pursuant to the restructuring of the Western Bushveld Joint Venture (“WBJV”) arrangements for the equalization of ounces contributed by Anglo Platinum to the WBJV, as set out in the Company’s material change report dated December 18, 2008.  The payment to Anglo Platinum is currently estimated to be approximately ZAR205 million (or approximately Cdn$28 million). The final payment amount is subject to: (i) final agreement between Anglo Platinum and the Company and is subject to the ounces with reference to the independent calculations in the Technical Report (Feasibility Study) WBJV Project , dated July 7, 2008; and (ii) certain adjustment with respect to United States dollar, South African Rand and Canadian dollar exchange rates.

Additional net proceeds from the Offering will also be used for detailed implementation preparations to be made by the Company including working with the key potential contractors and the potential suppliers of water and power, and for drilling for potential upgrades to the resources in the Project 3 area of the WBJV for consideration in a revised and potential expanded mine plan. The remainder of the net proceeds will be used for general working capital.

The Units will be sold publicly in British Columbia, Alberta and Ontario and on a private placement basis in the United States pursuant to exemptions from the registration requirements of the U.S. Securities Act of 1933, as amended, and internationally pursuant to available exemptions.

Closing of the Offering is expected to occur on or about June 19, 2009 and is subject to receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange and the NYSE Amex. The securities have not been registered under the U.S. Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

ITEM 6.

RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102      N/A

ITEM 7.

OMITTED INFORMATION    N/A

ITEM 8.

EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO   Phone: (604) 899-5450

ITEM 9.

DATE OF REPORT

June 1, 2009